Exhibit 99.1

Canopy Growth and Acreage Implement Previously Announced Plan of Arrangement

June 27, 2019

Smiths Falls, Ontario, Canada & New York, New York, USA — Acreage Holdings, Inc. (“Acreage”) (CSE:ACRG.U) (OTC: ACRGF) (FSE: 0ZV) and Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) (NYSE:CGC) (together, the “Companies”) are pleased to announce the implementation of Acreage’s previously announced arrangement under section 288 of the Business Corporations Act (British Columbia) with Canopy Growth (the “Arrangement”).

Pursuant to the Arrangement, the Acreage articles have been amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of Acreage (each, an “Acreage Share”), with a requirement to do so, upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Canopy Growth is permitted to waive the Triggering Event.

Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”) as of the close of business on June 26, 2019, are entitled to receive approximately $2.63, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the “Option Premium”) paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. It is expected that the Option Premium will be distributed to such holders of record on or before July 3, 2019.

“On behalf of Canopy Growth, I thank the shareholders of both companies for their vote of confidence in this historic transaction. We have experienced a tremendous year of growth and this deal has activated the accelerator in terms of where we will take both companies in the coming years,” said Canopy Growth Chairman and co-CEO Bruce Linton. “In leading an industry that is full of firsts, this agreement is moving both Acreage and Canopy Growth into unprecedented territory of strength. Giving their team access to all of the key learnings we’ve gleaned over the last few years, will in turn create a truly turnkey entry point into the US market and deepen the value returned to our shareholders once we are federally permitted to close.”

Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement and the Subordinate Voting Shares will remain listed on the CSE, the OTCQX and the Frankfurt Stock Exchange.

Upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of certain conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) in exchange for the payment of 0.5818 of a common share of Canopy Growth per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement). If the Acquisition is completed, Canopy Growth will acquire all of the Acreage Shares, Acreage will become a wholly-owned subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis.

The Companies believe that the Arrangement will deliver significant benefits that will help accelerate the growth of Acreage across the United States powered by the expertise of the world’s leading cannabis company. In turn, upon the Acquisition, Canopy Growth shareholders will benefit from a national turnkey platform in the United States.

Additional Details

For more information about the Arrangement and the Acquisition please see the respective information circulars of each of Canopy Growth and Acreage dated May 17, 2019, which are available on Canopy Growth’s and Acreage’s respective profiles on SEDAR at www.sedar.com.

The Companies intend to update their shareholders by press release of the following key milestones: (i) the occurrence or waiver of the Triggering Event; (ii) the proposed Acquisition effective date; (iii) material developments relating to the Acquisition; and (iv) material regulatory developments in the United States.

About Canopy Growth

Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth’s subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth’s medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and the New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Companies or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements with respect to the anticipated date for distribution of the Option Premium, the ongoing operations of Acreage and continued listing of the Subordinate Voting Shares, the outcome of the Acquisition; the anticipated benefits of the Arrangement and the Acquisition to the Companies and their respective securityholders; and the impact of the Acquisition and anticipated growth of the Companies.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the expected timing for payment of the Option Premium; the occurrence or waiver of the Triggering Event; the ability of the Companies to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the Acquisition; and such risks contained in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, in Canopy Growth’s annual information form dated June 24, 2019 and in Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Canopy Growth and Acreage’s respective profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Acquisition, the Companies have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although the Companies believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Companies do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Acquisition, including the Triggering Event, will occur, or that it will occur on the terms and conditions contemplated in this news release. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Investors are cautioned that, except as disclosed in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, any information released or received with respect to the Arrangement or the Acquisition may not be accurate or complete and should not be relied upon.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

For further information:

Canopy Growth Contact: Caitlin O’Hara, Media Relations Caitlin.ohara@canopygrowth.com 613-291-3239 Investor Relations Tyler Burns Tyler.burns@canopygrowth.com 855-558-9333 ex 122	Acreage Contact Howard Schacter, Vice President of Communications h.schacter@acreageholdings.com 646-600-9181 Investor Relations Steve West investors@acreageholdings.com 646-600-9181